SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I. Results of the Extraordinary General Meeting of Shareholders

1. Details of Resolutions

Agenda Item No. 1. Approval of Amendment of the Articles of Incorporation : approved as originally proposed

Agenda Item No. 2. Election of President : approved as originally proposed

Agenda Item No. 3. Election of Independent and Non-Executive Director for Audit Committee : approved as originally proposed

Agenda Item No. 4. Approval of Employment Contract for the President : approved as originally proposed

2. Date of Extraordinary General Meeting of Shareholders	January 14, 2009

Details Relating to Elected Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Lee, Suk Chae	September 11, 1945	3 years	Newly elected

Economic Secretary to the President

Minister of Information, Telecommunication, and Postal Service

Chief Economic Advisor to the President, Government of Korea

Senior Advisor, Bae, Kim & Lee LLC

Outside Director, Dusan Heavy Industries & Construction Co

Outside Director, SK C&C

Outside Director, LG Electronics

Advisory Board, BT

					Visiting Professor, College of Engineering, Seoul National University	Ph. D in Economics, Boston University	Korea

Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Si-Chin Kang	September 15, 1947	One year	Newly-elected	Vice President, Samil PricewaterhouseCoopers Auditor, Korean Institute of Certified Public Accountants.	Auditor, Catholic Education Foundation	Master in Business Administration, Korea University	Korea

In-Man Song	August 28, 1950	One year	Newly-elected	Member of Korean Accounting Standards Board Chairman, Korean Accounting Association IFRS Advisor, Financial Supervisory Service	Professor, Graduate School of Business, Sungkyunkwan University	Ph.D in Business Administration, University of Wisconsin-Madison	Korea

Joon Park	October 30, 1954	Two years	Newly-elected	Kim&Chang, Seoul, Korea Foreign Lawyer, Sullivan&Cromwell LLP Law, New York, USA	Professor, College of Law, Seoul National University	LL.M., Harvard Law School	Korea

II.	Change of Chief Executive Officer

A.	Details of change

1.	Former : Joong-Soo Nam

2.	New : Suk-Chae Lee

B.	Reason for Change

1.	New Chief Executive Officer elected due to resignation of CEO. (approved at EGM)

C.	Date of Change : January 14, 2009

D.	Relation to the largest shareholder: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	January 16, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director